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                              January 8, 2021

       Steve White
       Chief Executive Officer
       Harvest Health & Recreation Inc.
       1155 W. Rio Salado Parkway
       Suite 201
       Tempe, AZ 85281

                                                        Re: Harvest Health &
Recreation Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed December 21,
2020
                                                            File No. 000-56224

       Dear Mr. White:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed December 21, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Year Ended December 31, 2018 Compared to Year Ended December 31, 2017 Total Expenses, page 67

   1. Please revise to present more details of the $2.9 million expense due to a fraudulent wire transaction, and
explain to us how this impacted internal controls discussed on page 52.
       ITEM 6. EXECUTIVE COMPENSATION, page 88

   2. We note that this filing will become effective by operation of law after the end of your fiscal year ended
December 31, 2020. Please update your filing to include updated executive compensation
disclosure pursuant to Item 402 of Regulation S-K for the fiscal year ended December 31,
2020.
 Steve White
Harvest Health & Recreation Inc.
January 8, 2021
Page 2
Interim Unaudited Condensed Consolidatesd Financial Statements
Note 16. Fair Value and Risk Management, page F-23

3. We note your response to comment 22 and the revisions on pages F-25 and F-36.
      However, the revised disclosures of the significant assumptions you used to estimate fair value of contingent consideration and the warrant liability are vague. Please revise to provide disclosures of the specific significant assumptions used in your valuation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeanne Bennett at 202-551-3606 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameSteve White
                                                           Division of
Corporation Finance
Comapany NameHarvest Health & Recreation Inc.
                                                           Office of Life
Sciences
January 8, 2021 Page 2
cc:       Thomas M. Rose, Esq.
FirstName LastName